MONTALVO SPIRITS, INC.

February 25, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Mara L. Ransom

Assistant Director

Re:	Montalvo Spirits, Inc.
Current	Report on Form 8-K
Filed	December 24, 2012
Amendment	No. 1 to Current Report on Form 8-K
Filed	January 15, 2013
File No. 333-173537

Dear Ms. Ransom:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Montalvo Spirits, Inc., formerly known as Advanced Cloud Storage, Inc., the above-referenced issuer (the “Company”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated February 13, 2013 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Current Report on Form 8-K filed December 24, 2012

General

1.	Please update your EDGAR profile to reflect the change in your company's name and any other information that has changed as a result of the events described in your current reports. For your reference, please refer to “Information for EDGAR Filers,” which is available on our website.

The Company has updated its EDGAR profile to reflect the change in the Company's name and address as a result of the events described in the current report. Our review of the EDGAR website indicates these changes have taken effect.

2.	You have not provided page numbers in your current report. In your next amendment please ensure that you include page numbers. For purposes of this letter we will identify page number by numbering your pages sequentially with page 1 being the first page after your cover page; which has heading on the top of the page of “FORWARD-LOOKING STATEMENTS.”

Securities and Exchange Commission

February 25, 2013

The Amended Current Report has been revised to include page numbers commencing on the first page following the cover page.

3.	Throughout your current report, please consistently use post-split share numbers to describe share holdings after the completion of the share exchange transaction.

We have revised the Form 8-K to refer to the number of shares of the Company’s common stock on a post-split basis.

4.	Please tell us and disclose whether you intend to change your fiscal year from the March 31 fiscal year-end used prior to the Exchange transaction, as we note Casa Montalvo Holdings Inc. historically used a December 31 fiscal year-end. If you plan to change your fiscal year, please tell us when you intend to file Item 5.03 of Form 8-K. Please also note a change in fiscal year cannot result in the lapse in reporting any period of financial statements.

If the Company elects to change its fiscal year to reflect that of its subsidiary, or to any other date, it will file a Current Report on Form 8-K disclosing same at the appropriate time.

Post –Exchange Beneficial Ownership of the Company’s Common Stock, page 2

5.	Please disclose the date that was used in calculating the beneficial information and furnish the information as of the most recent practicable date. In doing so, please use post-split share numbers.

We have amended our beneficial ownership table as follows:

The following table provides information, immediately after the Exchange regarding beneficial ownership of our Common Stock by: (i) each person known to us who beneficially owns more than five percent of our common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our directors and executive officers as a group.

Shareholder	Beneficial Ownership (a)	Percent of Class (b)
Sergio Gonzalez Rivera	8,037,595	12.1%
DPC Consultants, LLC (c)	1,157,741	1.7%
Point Loma Capital, Inc. (d)	10,877,684	16.4%
Carlos Gonzalez Rivera	8,037,595	12.1%
Alex Viecco	8,037,595	12.1%
Charles Duff (e)	12,697,188	19%
All Directors and Executive Officers as a group	25,270,526	37.9%

Securities and Exchange Commission

February 25, 2013

The address for all officers, directors and beneficial owners is 4236 Laurel Glen Drive, Moorpark, California 93021.

(a)	Security ownership is direct unless indicated otherwise. Security ownership information for beneficial owners is taken from statements filed with the Securities and Exchange Commission pursuant to Sections 13(d), 13(g) and 16(a) and/or information made known to the Company.
(b)	Based on 66,700,012 shares of our common stock outstanding as of December 21, 2012.
(c)	Daniel Cahill, holds voting and dispositive power over DPC Consultants, LLC.
(d)	Does not include 1,819,503 shares held by CMFD Group, LLC over which Mr. Duff holds voting and dispositive power.
(e)	Includes 10,877,684 shares held by Point Loma Capital, Inc. (“Point Loma”) and 1,819,503 shares held by CMFD Group, LLC (“CMFD”), Charles Duff holds voting and dispositive power over the securities held by Point Loma and CMFD.

6.	Please disclose the addresses for each person or entity. Please refer to Item 403(a) of Regulation S-K.

Please refer to the response to Comment 5 above.

7.	Please provide the ownership disclosures for directors and officers required by Item 403(b) of Regulation S-K.

Please refer to the response to Comment 5 above.

8.	In the second paragraph, please delete the last sentence (beginning “Including those shares in the tables ....”) or tell us why you believe this disclaimer is appropriate in light of the applicable disclosure requirements.

The Company has revised this disclosure to remove the sentence and replace the sentence preceding it with the following:

(a) Security ownership is direct unless indicated otherwise. Security ownership information for beneficial owner is taken from statements filed with the Securities and Exchange Commission pursuant to section 13(d), (13(g) and 16(a) and/or information made known to the Company.

9.	Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by Point Loma Capital, Inc.

Please refer to the response to Comment 5 above.

Securities and Exchange Commission

February 25, 2013

Description of Business of Casa Montalvo Holdings, Inc.

10.	Please revise your disclosure as necessary to describe how your products are or will be distributed in control states (as defined in the risk factor on page 9) and discuss the impact, if any, of control state regulation on your business. In addition, please identify the control states in which you currently do business and the control states in which you currently plan to do business.

We have amended out Form 8-K to include as follows:

In control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. The Company would sell on consignment to any control state in which we do business, whereby the Company would provide inventory to state regulated stores and would be paid upon sale of the product. Should the inventory we provide not sell in a timely manner or at all, this could negatively impact our working capital and tie up our inventory for an unknown period of time.

We are currently not transacting in any control states, although we are in the process of listing in Oregon and plan on listing in Wyoming and Massachusetts in the near future.

11.	Please revise your disclosure to discuss your arrangements for managing your inventory. In this regard, we note your inventory risk factor on page 10.

We have amended the disclosure Form 8-K to include disclosure regarding our arrangements with suppliers as follows:

INVENTORY

The Company maintains a relatively large inventory based on historical revenues in order to meet unknown customer delivery requirements of new independent distributors the Company is in the process of securing.  The Company feels that the current production capacity of our primary supplier is sufficient to meet demand for the foreseeable future.  In case of an unexpected surge in demand, our primary supplier maintains contract manufacturing arrangements with third-party suppliers capable of producing large-scale volumes of our products.  Based on the relatively short turnaround time from placing an order with our supplier to receiving the product, the Company believes it will be able to effectively manage our inventory in the face of unknown demand.

Target Market and Marketing Strategy, page 5

12.	We note your statement that you have gained “editorial coverage” of your brands. Please tell us what you mean by “editorial coverage” and revise your disclosure accordingly. In addition, please provide us with the basis for this statement. Similarly, please provide us with the basis for your assertion on page 6 in the paragraph entitled “Products” that Montalvo Tequila is “award winning.” If your tequila has won awards or editorial coverage please provide us with documentation, such as news articles, for the basis for your statements.

The Company defines editorial coverage as an article in a publication expressing the opinion of its editors or publishers. Montalvo Tequila has been featured in various industry publications, including Tasting Panel Magazine, Beverage Industry and M. Shanken’s Market Watch. We have attached copies of these articles as well as the awards our products have won as Exhibit 1 hereto.

Securities and Exchange Commission

February 25, 2013

Patents and trademarks, page 6

13.	Please revise your disclosure to discuss the patents that you refer to in the risk factor on page 11.

We have amended out Form 8-K to include as follows:

The Company currently does not have any patents. Accordingly, we have removed the risk factor on page 11 to reflect same.

Risk Factors, page 8

14.	Please revise your risk factors disclosure as necessary to tailor them to your new business. As drafted, many of your risk factors appear to be overly generic and not tailored to your business. By way of example only, please refer to the following risk factors:

•	“We have inadequate capital and need for additional financing to accomplish our business and strategic plans,” page 8

•	“Our limited operating history does not afford investors a sufficient history on which to base an investment decision,” page 8

•	“Recent worldwide and domestic economic trends and financial market conditions could adversely impact our financial performance,” page 8

The Company has revised its disclosures to be specifically tailored to its operations. The revised risk factors are attached hereto as Exhibit 2.

15.	Please add a new risk factor to address the risks associated with the substantial doubt regarding your ability to continue as a going concern.

We have included the following risk factor:

Because our auditors have issued a going concern opinion, there is substantial doubt about our ability to continue as a going concern.

Our report from our independent registered public accounting firm for the year ended March 31, 2012 includes an explanatory paragraph stating that our recurring losses from operations and negative cash flows raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited consolidated financial statements, and it is likely that investors will lose all or a part of their investment. After this offering, future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

Securities and Exchange Commission

February 25, 2013

Sales of our currently issued and outstanding stock may become freely tradable…. page 16

16.	Please revise this risk factor to address the limits on the ability of your security holders to use Rule 144 because of your former status as a shell company. In this regard, we note based on your disclosure that you ceased to be a shell company on or about December 21, 2012. Please refer to Rule 144(i) under the Securities Act of 1933, as amended.

We have amended the risk factor as follows:

Sales of our currently issued and outstanding stock may become freely tradable pursuant to Rule 144 and may dilute the market for your shares and have a depressive effect on the price of the shares of our common stock.

A substantial majority of the outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) (“Rule 144”). As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act and as required under applicable state securities laws. Rule 144 provides in essence that a non-affiliate who has held restricted securities for a period of at least six months may sell their shares of common stock. Under Rule 144, affiliates who have held restricted securities for a period of at least six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a company’s outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to the sale (the four calendar week rule does not apply to companies quoted on the OTCQB). Since the Company has previously indicated in its filings with the Commission that it is a shell company, as that term is defined under the Securities Act, pursuant to Rule 144, shareholders must wait at least one year from the date of the filing of this Form 8-K to avail themselves of Rule 144 unless we file a registration statement for the sale of such shares prior thereto. A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to subsequent registrations of our shares of common stock, may have a depressive effect upon the price of our shares of common stock in any active market that may develop.

Management’s Discussion and Analysis of financial Condition, page 21

17.	Please revise your disclosure to expand upon your plan of operations for the next 12 months, addressing how you plan to grow your business, what funds you anticipate needing to support such growth and what sources you intend to pursue to secure such funding.

Securities and Exchange Commission

February 25, 2013

We have amended our form 8-K as follows:

To achieve our goal of building a distinctive portfolio of premium craft spirits, we seek to:

•	grow revenues by securing additional independent distributors for Montalvo Tequila in multiple states in the U.S. and potentially in additional countries internationally and by targeted marketing activities. As the independent distributors are generally large, well-recognized companies, the Company feels that accounts receivable financing should be available, though it may not be on favorable terms. We anticipate that increased sales revenues from Montalvo Tequila will contribute to improving our cash flow and provide additional liquidity from operations. The Company may require additional financing through private placements or issuance of notes payable, and there is no assurance that such financing will be available. In the event we are not able to increase our working capital, we will not be able to implement or may be required to delay all or part of our business plan, and our ability to attain profitable operations, generate positive cash flows from operating and investing activities and materially expand the business will be materially adversely affected.

•	explore the potential of developing or acquiring new or existing brands. We intend to finance our brand acquisitions through a combination of third party financing and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional brands could have a significant effect on our financial position, and could cause substantial fluctuations in our quarterly and yearly operating results. Also, the pursuit of acquisitions and other new business relationships may require significant management attention. We may not be able to successfully identify attractive acquisition candidates, obtain financing on favorable terms or complete these types of transactions in a timely manner and on terms acceptable to us, if at all.

Target Markets and marketing Strategy, page 22

18.	We note your statement in the second paragraph that you “employ in-house marketing, sales and customer service personnel.” Please reconcile this statement with your statements elsewhere that you do not have any employees.

We have revised the disclosure to state:

Marketing, sales and customer service functions are provided by the Company’s executive officers and independent contractors who work together with third party design and advertising firms to maintain a high degree of focus on each of our products. We attempt to build brand awareness through innovative marketing activities including social media, brand tastings, as well as competitive spirits competitions. We use a variety of marketing strategies and tactics to build brand equity and increase sales, including consumer and trade advertising, price promotions, point-of-sale materials, event sponsorship, in-store and on-premise promotions and public relations, as well as a variety of other traditional and non-traditional marketing techniques. Our significant public relations campaign has helped gain editorial coverage for our brands, which increases brand awareness. Past and future event sponsorship is an economical way for us to have influential consumers taste our brands.

Securities and Exchange Commission

February 25, 2013

Amendment No. 1 to Current Report on Form 8-K filed January 15, 2013

Exhibit 99.4

Pro Forma Balance Sheets, page F-4

19.	Please revise to remove the pro forma balance sheet as of December 31, 2011. The pro forma balance sheet should only be provided for the later of the end of the most recent fiscal year or latest interim period required by Rule 8-02 or 8-03 of Regulation S-X.

The Company has revised Exhibit 99.4 to remove the pro forma balance sheet as of December 31, 2011 from the exhibit.

Further, the Company hereby advises the Commission that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Alex Viecco

Alex Viecco,
Chief Executive Officer

Exhibit 1

SPIRITS OF MEXICO

La Vida Agave

Spirits of Mexico Festival Announces 2012 Winning Spirits

SAN DIEGO (Sept. 19, 2012) – The ninth-annual Spirits of Mexico Festival celebrated 'La Vida Agave' and named the top agave spirits in the world earlier this month in San Diego. The week-long celebration attracted more than 2,000 attendees and featured a record-breaking number of agave-based spirits, totaling 79 brands with 213 expressions.

The Tasting Competition was co-hosted by Robert Plotkin of BarMedia and Jack Robertiello of Drinks Ink. Judges included Carlos Camarena, master distiller of tequilas Tapatio, El Tesoro de Don Felipe, Excellia and Ocho; Charlotte Voisey of William Grant & Sons; Courtenay Greenleaf of Richard Sandoval's La Biblioteca; Eric Hay of Wirtz Beverage Group; Levi Walker of Young's Market; Phillip Soto Mares, president of El Duende Tequila, Inc.; Thomas 'Mac' McFarland Gregory III of Starwood Hotels, and Zack Romaya of Old Town Liquor. The newest judge was Anthony Hill of Aliu-k'et, who won a seat on this year's panel by entering the competition's essay contest.

Entries were judged on five key elements including appearance, aromatics, flavor, mouthfeel and finish, with a rating system totaling a maximum possible score of 100 points. The intensive blind-tasting schedule included judging of 113 entries.

A total of 35 entries received Gold medals; 46 received Silver medals, 24 received Bronze and 9 did not place. Gold award winners are listed in alphabetical sequence below:

Tequila Blanco: Gran Dovejo, Gran Orendain, Jose Cuervo Platino, Luna Nueva, **Montalvo**, Muerto and Pura Vida

According to Jack Robertiello, San Diego is the perfect place to hold the Spirits of Mexico Tasting Competition each year due to its strong historical and cultural ties to Mexican heritage.

"San Diego is perfectly poised, historically and culturally, to be the proving grounds for agave and other Mexican spirits in the U.S.," said Robertiello. "We are honored that the world's best tequilas, bacanoras, raicillas, mezcals and other spirits of Mexico were presented this year. It gave us the opportunity to showcase their history and future."

The Spirits of Mexico Festival, North America's largest event dedicated to agave and other Mexican spirits, is presented by the IWSC Group, a leader in organizing wine and spirit competitions around the globe. The festival made its 2012 national tour in NYC, Chicago and San Diego and received governmental recognition from the State of California, County and City of San Diego and the Manhattan Borough President's Office. For more information, visit www.thespiritsofmexico.com.

# # #

SAN FRANCISCO WORLD SPIRITS COMPETITION

2012 RESULTS BY CLASS

Silver Medal, Milagro Select Barrel Reserve Añejo Tequila, Jalisco, Mexico [40%] $99. Importer: Wm. Grant & Sons - Edison, NJ www.grantusa.com

* Silver Medal, Montalvo Añejo Tequila, Jalisco, Mexico [40%] $54. Importer: Mar Mar Importing - Oceanside, CA www.montalvotequila.com

Silver Medal, Orguillo Añejo Tequila, Jalisco, Mexico [40%] $45. Importer: Sazerac www.geminispiritswine.com

Silver Medal, Peligroso Añejo Tequila, Atotonilco, Jalisco, Mexico [42%] $55. www.peligrosotequila.com

Silver Medal, Tequila 1519 Añejo Tequila, Tequila, Jalisco, Mexico [40%] $39. www.agaveconquista.com

Silver Medal, Tequila El Destilador Añejo Tequila, Tesistan, Zapopan, Jalisco, Mexico [40%] $30. Importer: Pacific Edge Wine & Spirits. - Agoura Hills, CA www.destileriasantalucia.com

Silver Medal, Toro Dorado Añejo Tequila, Degollado, Jalisco, Mexico [40%] $31. Importer: Camarena Imports LLC-Chicago, IL

Bronze Medal, 88 Añejo Tequila, Jalisco, Mexico [40%] $52. www.tequila88.com

Bronze Medal, Agave 99 Añejo Tequila, Jalisco, Mexico [40%] $50. Importer: Worldwide Beverage Imports - San Clemente, CA http://www.wbillc.com

Bronze Medal, Arrogante Añejo Tequila, Los Altos, Jalisco, Mexico [40%] $55. Importer: Double Eatle Imports, Ltd - Alpharetta, GA www.deimports.com; arrogantebrands.com; www.rudotecnico.com

Bronze Medal, Chinaco Añejo Tequila, Tamaulipas, Mexico [40%] $61. www.anchordistilling.com

Bronze Medal, Distinguido Añejo Tequila, Jalisco, Mexico [40%] $55. Importer: Emperial Amiricals, Inc - Asotor, FL www.emperialamericas

Bronze Medal, Don Julio Añejo Tequila, Jalisco, Mexico [40%] $50. Importer: Diageo North America - Norwalk, CT www.diageo.com

Bronze Medal, Don Julio Añejo Tequila 70, Jalisco, Mexico [40%] $70. Importer: Diageo North America - Norwalk, CT www.diageo.com

Bronze Medal, Don Julio Tequila 1942, Jalisco, Mexico [40%] $125. Importer: Diageo North America - Norwalk, CT www.diageo.com

Bronze Medal, El Secreto Añejo Tequila, Jalisco, Mexico [40%] $62. www.pueblopartners.com

Bronze Medal, El Tequileño Especial Añejo Tequila, 50 Aniversario, Jalisco, Mexico [40%] Importer: A. Hardy USA Ltd. - Des Plaines, IL www.tequileno.com

Bronze Medal, El Tesoro Añejo Tequila, Jalisco, Mexico [40%] $60. Importer: Beam Inc. - Deerfield IL www.eltesorotequila.com

Bronze Medal, Hornitos Añejo Tequila, Jalisco, Mexico [40%] $30. Importer: Beam Inc. - Deerfield, IL www.beamglobal.com

Bronze Medal, Inolvidable Infante Añejo Tequila, Jamay, Jalisco, Mexico [40%] $39. Importer: Santa Paula Distributors, Inc. - Signal Hill, CA www.infantetequila.com

Bronze Medal, Origen Sagrado Añejo Tequila, Amatitan, Jalisco, Mexico [40%] $46.00. Importer: Grupo Hacienda, LLC - Chicago, IL www.origensagrado.com

Bronze Medal, Religion Añejo Tequila, El Arenal, Jalsico, Mexico [40%] $70. Importer: Religion Tequila - Greenwich, CT www.religiontequila.com

Bronze Medal, Tres Generaciones Añejo Tequila, Jalisco, Mexico [40%] $40. Importer: Beam Inc. - Deerfield, IL www.beamglobal.com

Ultra-Aged Añejo Tequila

Best Ultra-Aged Añejo Tequila, Double Gold Medal, El Tesoro Extra-Aged Añejo Tequila Paradiso, Jalisco, Mexico [40%] $110. Importer: Beam Inc. - Deerfield IL www.eltesorotequila.com

Double Gold Medal, José Cuervo Reserva de La Familia, Jalisco, Mexico [40%] $125. Importer: Diageo North America - Norwalk, CT www.josecuervo.com

MARKET INTELLIGENCE ON WINE, SPIRITS AND BEER

JULY/AUGUST 2012

MARKET WATCH

HOLIDAY WINE CELLAR RETURNS TO ITS ROOTS

CITY SCOPE: ALBUQUERQUE & SANTA FE

TEXAS' CHANGING RETAIL LANDSCAPE

BROOKLYN BREWERY'S STEADY RISE

LIQUOR

NEW PRODUCT WATCH | mw

floral aroma and flavor. Named after the Spanish word for "butterfly," Mariposa liqueur is available in New York City, San Francisco, Boston, Los Angeles, Miami, Denver and Chicago. For more information, visit Facebook.com/mariposaliqueur or call Heaven Hill Distilleries at 502-348-3921.

360 Glazed Donut Vodka

Earth Friendly Distilling Co., a division of *McCormick Distilling Co.*, unveiled the ninth flavor in its 360 vodka portfolio in May. Priced at $15.99 a 750-ml. bottle, 360 Glazed Donut exhibits the sweet aroma and taste of a glazed doughnut. The 35-percent abv spirit is available at retailers nationwide. For more information, visit Vodka360.com or call McCormick Distilling Co. at 888-640-2642.

Atlantico Platino and Reserva Rums

Atlantico Importing Co., co-owned by singer Enrique Iglesias and his partners Aleco Azqueta and Brandon Lieb, introduced two new rums in June. Atlantico Platino ($19.99 a 750-ml. bottle) is an unaged white rum with a smooth yet flavorful taste profile, while Atlantico Reserva ($24.99) is aged for six to 15 years via solera system, resulting in a slightly dry palate, with notes of oak and tropical fruits. Both rums are hand crafted in the Dominican Republic and made from high-quality molasses and cane juice. Atlantico Platino and Reserva join the brand's flagship Private Cask and are available nationwide. For more information, visit Atlanticorum.com or call the company at 305-443-1170.

Glass Vodka

Seattle-based *Glass Distillery* unveiled its flagship vodka in June. The 40-percent abv spirit ($33 a 750-ml. bottle) is distilled from wine made with Washington state Sauvignon Blanc and Chardonnay grapes, resulting in notes of wildflowers and citrus on the nose and a smooth finish. Glass vodka is available in Washington, Oregon, California, Texas and Hawaii, with additional markets to follow. For more information, visit Glassdistillery.com or call the company at 206-686-7210.

Mako Vodka

Darien, Connecticut-based *Mako Brands LLC* debuted its namesake vodka in May. The 40-percent abv spirit ($17.99 a 750-ml. bottle) is distilled five times and made with iron-free limestone spring water and hand-selected grains. Mako vodka is available on- and off-premise in Arkansas, California, Connecticut, Delaware, Florida, Georgia, Maryland, Massachusetts, Miami, New York, Tennessee and Washington, D.C., with additional markets to follow. For more information, visit Makovodka.com or call the company at 502-314-6104.

Montalvo Tequila

Casa Montalvo Holdings Inc. introduced its flagship Tequila in May. The brand includes three 40-percent abv expressions: Plata ($39.99 a 750-ml. bottle) features fresh agave and citrus notes, with a peppery finish; Reposado ($44.99) boasts light oak and cinnamon on the nose, with flavors of chocolate and vanilla; and Añejo ($53.99) offers a aromas of toasted oak and roasted coffee beans, with vanilla and caramel on the palate. Montalvo Tequila is available in New York and California, with expansion to Nevada, Texas and Chicago slated for this summer and additional major markets to follow. For more information, visit Montalvotequila.com or call the company at 818-266-9286.

Sorel

Jack From Brooklyn Inc. unveiled Sorel, an artisanal hibiscus liqueur, in May. The 15-percent abv spirit ($29 a 750-ml. bottle) blends organic grain alcohol, Moroccan hibiscus, Brazilian clove, Indonesian cassia and nutmeg, Nigerian ginger and pure cane sugar, resulting in a warm, spicy and aromatic liqueur. Sorel is available in New York and online nationwide. For more information, visit Jackfrombrooklyn.com or call the company at 718-522-3172.

Stark Raving Wines

Diageo Chateau & Estate Wines launched Stark Raving wines in June. Produced by Rosenblum Cellars winemaker John

360 GLAZED DONUT VODKA

ATLANTICO PLATINO RUM

GLASS VODKA

SOREL

SOREL

JULY/AUGUST 2012 | MARKET WATCH 23

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September 6, 2012 No Comments

KEYWORDS Mexico / tequila / agave / Montalvo

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With help from importing company MHW Ltd., Casa Montalvo Holdings Inc. launched its Montalvo Tequila in the United States. The triple-distilled tequila is made with 100 percent Blue Weber agave from Mexico and handcrafted in small batches. It is available in Plata, Reposado and Añejo varieties with suggested retail prices ranging between $40 and $55.

MONTALVO
MONTALVO
MONTALVO

Casa Montalvo Holdings Inc., New York
Internet: www.montalvotequila.com
Distribution: Select markets

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Exhibit 2

RISK FACTORS

OUR SECURITIES ARE HIGHLY SPECULATIVE, AND PROSPECTIVE PURCHASERS SHOULD BE AWARE THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS CURRENT REPORT AND RELATED EXHIBITS, INCLUDING OUR FINANCIAL STATEMENTS.

RISK FACTORS ASSOCIATED WITH OUR BUSINESS

We have very limited funds, and such funds are not adequate to develop our current business plan. We believe that for our company to be successful, we will be required to spend significant sums to market our products. If the sales of our products do not enable us to meet this need, our ultimate success may depend on our ability to raise additional capital. In the absence of additional financing or significant revenues and profits, the Company will have to approach its business plan from a much different and much more restricted direction, attempting to secure additional funding sources to fund its growth, borrowing money from lenders or elsewhere or to take other actions to attempt to provide funding. We cannot guarantee that we will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to us.

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We are currently in the early stages of developing our business. There can be no assurance that at this time that we will operate profitably or will have adequate working capital to meet our obligations as they become due.

Investors must consider the risks and difficulties frequently encountered by early stage companies, particularly in rapidly evolving and changing markets. Such risks include the following:

- the nature of our competition and our ability to effectively market the Company's products;
- ability to anticipate and adapt to the highly competitive alcoholic beverage and spirits market;
- ability to effectively manage expanding operations; amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure; and
- dependence upon key personnel to market and sell our services and the loss of one of our key managers may adversely affect the marketing of our services.

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We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected and we may not have the resources to continue or expand our business operations.

The worldwide and domestic economies have experienced adverse conditions and may be subject to further deterioration for the foreseeable future. We are subject to risks associated with these adverse conditions, including economic slowdown and the disruption, volatility and tightening of credit and capital markets. This global economic situation could adversely impact our major suppliers, distributors and retailers. In addition, unfavorable global or domestic economic situations could adversely impact our major suppliers, distributors and retailers. Financial difficulties experienced by our suppliers or customers could result in product delays, possible accounts receivable defaults and inventory challenges. The inability of suppliers, distributors or retailers to conduct business or to access liquidity could impact our ability to distribute our products.

There can be no assurance that market conditions will improve in the near future. A prolonged downturn, further worsening or broadening of the adverse conditions in the worldwide and domestic economies could affect consumer spending patterns and purchases of our products, and create or exacerbate credit issues, cash flow issues and other financial hardships for us and for our suppliers, distributors, retailers and consumers. Depending upon their severity and duration, these conditions could have a material adverse impact on our business, liquidity, financial condition and results of operations. We are unable to predict the likely duration and severity of the current disruption in the financial markets and the adverse economic conditions in the U.S. and other markets.

We depend on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace. We also have annual purchase obligations with certain suppliers.

We depend on a limited number of third-party suppliers for the sourcing of all of our products, including both our own proprietary brands and those we distribute for others. These suppliers consist of third-party distillers, bottlers and producers in Mexico. For our proprietary products, we may rely on a single supplier to fulfill one or all of the manufacturing functions for a brand. For instance, Destilidora Huerta Real, S.A. de C.V. is the sole producer for Montalvo Tequila. The termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Also, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from international suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business could be negatively impacted.

The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states

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In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly.

Currency exchange rate fluctuations and devaluations may have a significant adverse effect on our revenues, sales, costs of goods and overall financial results.

For fiscal 2012, non-U.S. operations accounted for none of our revenues but we are dependent upon resources in Mexico for the products we intend to market, distribute and sell. Therefore, gains and losses on the conversion of foreign payments into U.S. dollars could cause fluctuations in our results of operations, and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-U.S. dollar-denominated international sales and inventory purchases. Our ability to acquire spirits and wine and produce and sell our products at favorable prices will also depend in part on the relative strength of the U.S. dollar. We may not be able to hedge against these risks.

If our inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

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We expect our inventory levels to fluctuate to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. Also, our inventory

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We must maintain relatively large inventories

may become obsolete as we introduce new products, cease to produce old products or modify the design of our products' packaging, which would increase our operating losses and negatively impact our results of operations.

Weather conditions may have a material adverse effect on our sales or on the price of raw materials used to produce spirits.

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We operate in an industry where performance is affected by the weather. Extreme changes in weather conditions may result in lower consumption of tequila and other alcoholic beverages. In particular, unusually cold spells in winter or high temperatures in the summer can result in temporary shifts in customer preferences and impact demand for the alcoholic beverages we produce and distribute. Similar weather conditions in the future may have a material adverse effect on our sales which could affect our business, financial condition and results of operations. In addition, inclement weather may affect the availability of grain used to produce raw spirit, which could result in a rise in raw spirit pricing that could negatively affect margins and sales.

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Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business, operations or financial performance, and water scarcity or poor quality could negatively impact our production costs and capacity.

Our business depends upon agricultural activity and natural resources. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events and climate change may negatively affect agricultural productivity in the regions from which we presently source our agricultural raw materials such as agave. Decreased availability of our raw materials may increase the cost of goods for our products. Severe weather events or changes in the frequency or intensity of weather events can also disrupt our supply chain, which may affect production operations, insurance cost and coverage, as well as delivery of our products to wholesalers, retailers and consumers.

Water is essential in the production of our products. The quality and quantity of water available for use is important to the supply of grapes and our ability to operate our business. Water is a limited resource in many parts of the world and if climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. Such events could adversely affect our results of operations and financial condition.

The Company has limited protection of the Exclusive Master Distribution Agreement ("Distribution Agreement").

The Company currently has an exclusive right to distribute all Casa Montalvo products throughout the world for a three-year term. The term will be extended indefinitely provided the Company hits minimal sales requirements. Any breach of the Distribution Agreement, or an act of terminating cause, could lead to the loss of the Company's exclusive distribution rights, for the respective jurisdictions which the Company operates, which would have a material adverse effect on the business, results of operations and financial condition.

Either our or our strategic partners' failure to protect our respective trademarks and trade secrets could compromise our competitive position and decrease the value of our brand portfolio.

Since we frequently enter into exclusive arrangements to market the Company's products with unaffiliated agents, our business and prospects depend in part on our, and with respect to our agency or joint venture brands, our strategic partners' ability to develop favorable consumer recognition of our brands and trademarks. Although both we and our strategic partners actively apply for registration of our brands and trademarks, they could be imitated in ways that we cannot prevent. Also, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with all of our key personnel or with some of our key suppliers. If competitors independently develop or

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otherwise obtain access to our or our strategic partners' trade secrets, proprietary know-how or recipes, the appeal, and thus the value, of our brand portfolio could be reduced, negatively impacting our sales and growth potential.

An impairment in the carrying value of goodwill or other acquired intangible assets could negatively affect our operating results and shareholders' equity.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date, net of any cumulative impairments. The carrying value of other intangible assets represents the fair value of trademarks, trade names and other acquired intangible assets as of the acquisition date, net of impairments and accumulated amortization. Goodwill and other acquired intangible assets expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated for impairment by our management at least annually. If carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. If the value of goodwill or other acquired intangible assets is impaired, our earnings and shareholders' equity could be adversely affected.

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

The alcoholic beverages production and distribution industries in our region are intensely competitive. The principal competitive factors in these industries include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. The alcoholic beverage industry competes with respect to brand recognition, product quality, brand loyalty, customer service and price. Failure to maintain and enhance the Company's competitive position could materially and adversely affect the Company's business and prospects for business. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including their quality or pricing, compared to competitor's products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons.

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Our *business* could be adversely affected by a decline in the consumption of alcohol and spirits we sell.

While over the past several years there have been modest increases in consumption of beverage alcohol in most of our product categories and geographic markets, there have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage alcohol products in the U.S. and other markets in which we participate. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

- A general decline in economic or geopolitical conditions;
- Concern about the health consequences of consuming beverage alcohol products and about drinking and driving;
- A general decline in the consumption of beverage alcohol products in on-premise establishments, such as may result from smoking bans and stricter laws related to driving while under the influence of alcohol;
- Consumer dietary preferences favoring lighter, lower calorie beverages such as diet soft drinks, sports drinks and water products;
- The increased activity of anti-alcohol groups;
- Increased federal, state, provincial or foreign excise or other taxes on beverage alcohol products and possible restrictions on beverage alcohol advertising and marketing; and
- Increased regulation placing restrictions on the purchase or consumption of beverage alcohol products.

We are subject to extensive government regulation and are required to obtain and renew various permits and licenses; changes in or violations of laws or regulations or failure to obtain or renew permits and licenses could materially adversely affect our business and profitability.

Our business of marketing and distributing alcoholic beverages in the United States is subject to regulation by national and local governmental agencies. These regulations and laws address such matters as licensing and permit requirements, regarding the production, storage and import of alcoholic products; competition and anti-trust matters; trade and pricing practices; taxes; distribution methods and relationships; required labeling and packaging; advertising; sales promotion; and relations with wholesalers and retailers. Loss of production capacity due to regulatory issues can negatively affect our sales and increase our operating costs as we attempt to increase production at other facilities during that time to offset the lost production. It is possible that we could have similar issues in the future that will adversely impact our sales and operating costs. Additionally, new or revised regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations.

In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations in the countries in which we plan to operate. We may incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate or our business practices and arrangements could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us, our revenues and our profitability.

Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally, strongly influence our viability and how we operate our business. Complying with existing laws, regulations and government policy is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues.

Additionally, governmental regulatory and tax authorities have a high degree of discretion and may at times exercise this discretion in a manner contrary to law or established practice. Such conduct can be more prevalent in jurisdictions with less developed or evolving regulatory systems like Mexico. Our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or services.

If we fail to manage growth effectively or prepare for product scalability, it could have an adversely effect on our employee efficiency, product quality, working capital levels and results of operations

Any significant growth in the market for our products or our entry into new markets may require an expansion of our employee base for managerial, operational, financial, and other purposes. As of December 21, 2012, we had no full time employees outside of our management team. During any period of growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the marketing of the products we sell, and the hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

Our management team may not be able to successfully implement our business strategies.

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If our management team is unable to execute on its business strategies, then our development, including the establishment of revenues and our sales and marketing activities would be materially and adversely affected. In addition, we may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any future growth. We may seek to augment or replace members of our management team or we may lose key members of our management team, and we may not be able to attract new management talent with sufficient skill and experience.

If we are unable to retain key executives and other key affiliates, our growth could be significantly inhibited and our business harmed with a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational and technical expertise of certain key personnel. Alex Viecco, our Chief Executive Officer, Carlos Gonzalez Rivera, our Chief Operating Officer, and Sergio Gonzalez Rivera, our President, perform key functions in the operation of our business. The loss of any of these could have a material adverse effect upon our business, financial condition, and results of operations. We do not maintain key-person insurance for members of our management team because it is cost prohibitive at this point. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects.

Our success in the future may depend on our ability to establish and maintain strategic alliances, and any failure on our part to establish and maintain such relationships would adversely affect our market penetration and revenue growth.

Due to the regulated nature of the alcoholic beverage industry, we will be required to establish strategic relationships with third parties. Our ability to establish strategic relationships will depend on a number of factors, many of which are outside our control, such as the competitive position of our product and marketing plan relative to our competitors. We may not be able to establish other strategic relationships in the future. In addition, any strategic alliances that we establish may subject us to a number of risks, including risks associated with sharing proprietary information, loss of control of operations that are material to developed business and profit-sharing arrangements. Moreover, strategic alliances may be expensive to implement and subject us to the risk that the third party will not perform its obligations under the relationship, which may subject us to losses over which we have no control or expensive termination arrangements. As a result, even if our strategic alliances with third parties are successful, our business may be adversely affected by a number of factors that are outside of our control.

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Our financial results may not meet the expectations of investors and may fluctuate because of many factors and, as a result, investors should not rely on our revenue and/or financial projections as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations investors may negatively impact the value of our securities. Operating results may fluctuate due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in operating results could cause the value of our securities to decline. Investors should not rely on revenue or financial projections or comparisons of results of operations as an indication of future performance. As a result of the factors listed below, it is possible that in future periods results of operations may be below the expectations of investors. This could cause the market price of our securities to decline. Factors that may affect our quarterly results include:

- delays in sales resulting from potential customer sales cycles;
- variations or inconsistencies in return on investment models and results;
- delays in demonstrating product performance or installations;
- changes in competition; and
- changes or threats of significant changes in legislation or rules or standards that would change the drivers for product adoption.

Our strategy may include acquiring companies which may result in unsuitable acquisitions or failure to successfully integrate acquired companies, which could lead to reduced profitability.

We may embark on a growth strategy through acquisitions of companies or operations that complement existing product lines, customers or other capabilities. We may be unsuccessful in identifying suitable acquisition candidates, or may be unable to consummate desired acquisitions. To the extent any future acquisitions are completed, we may be unsuccessful in integrating acquired companies or their operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse impact on future profitability. Some of the risks that may affect our ability to integrate, or realize any anticipated benefits from, acquisitions include:

- unexpected losses of key employees or customer of the acquired company;
- difficulties integrating the acquired company's standards, processes, procedures and controls;
- difficulties coordinating new product and process development;
- difficulties hiring additional management and other critical personnel;
- difficulties increasing the scope, geographic diversity and complexity of our operations;
- difficulties consolidating facilities, transferring processes and know-how;
- difficulties reducing costs of the acquired company's business;
- diversion of management's attention from our management; and
- adverse impacts on retaining existing business relationships with customers.

RISKS RELATED TO OUR INDUSTRY

Demand for our products may be adversely affected by many factors, including changes in consumer preferences and trends.

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Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health initiatives, product innovations, changes in vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers' willingness to purchase distilled spirits or cause a shift in consumer preferences toward beer, wine or non-alcoholic beverages. Our success depends in part on fulfilling available opportunities to meet consumer needs and anticipating changes in consumer preferences with successful new products and product innovations.

We face substantial competition in our industry and many factors may prevent us from competing successfully.

We compete on the basis of product taste and quality, brand image, price, service and ability to innovate in response to consumer preferences. The global spirits industry is highly competitive and is dominated by several large, well-funded international companies, which trend toward consolidation. It is possible that our competitors may either respond to industry conditions or consumer trends more rapidly or effectively or resort to price competition to sustain market share, which could adversely affect our sales and profitability. The dollar amount and unit volume of our sales could be negatively affected by our inability to maintain or increase prices, changes in geographic or

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product mix, a general decline in beverage alcohol consumption or the decision of wholesalers, retailers or consumers to purchase competitor's products instead of our products. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including their quality or pricing, compared to competitor's products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons.

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Adverse public opinion about alcohol could reduce demand for our products.

Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

The alcoholic beverage industry faces the possibility of class action or similar litigation alleging that the continued excessive use or abuse of beverage alcohol has caused death or serious health problems. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

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Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

The production, distribution, marketing, advertising and labeling of beverage alcohol products is subject to extensive regulation in all of the countries in which we operate. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential.

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Futher, the distribution of beverage alcohol products is subject to extensive taxation both in the U.S. and internationally (and, in the U.S., at both the federal and state government levels), and beverage alcohol products themselves are the subject of national import and excise duties in most countries around the world. An increase in taxation or in import or excise duties could also significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

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We could face product liability or other related liabilities that increase our costs of operations and harm our reputation.

Although we maintain liability insurance and will attempt to limit contractually our liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit liability.. Our product liability insurance coverage is limited to $1 million per occurrence and $2 million in the aggregate and our general liability umbrella policy is capped at $1 million. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation.

If we become subject to product liability claims, personal injury claims or defective products, our business may be harmed.

The marketing and sale of the Company's products and services entails risk of product liability and there can be no assurance that product liability claims will not be asserted against the Company. While the Company intends to obtain some business liability insurance, insurance designed to cover product liability is expensive, difficult to obtain in some cases and may not be available now or in the future on acceptable terms, if at all. Furthermore, there can be no assurance that such insurance coverage will be adequate, or that a product liability claim, even one without merit, would not have a material adverse effect on the business or financial condition of the Company. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any such business interruption insurance, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation and fermentation processes could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

RISKS RELATED TO THE SECURITIES MARKETS AND INVESTMENTS IN OUR COMMON STOCK

Our Executive Officers and certain stockholders possess the majority of our voting power, and through this ownership, control our Company and our corporate actions.

Our current executive officers and certain large shareholders of the Company, hold approximately 64% of the voting power of the outstanding shares immediately after the Exchange. These officers have a controlling influence in determining the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. As such our executive officers have the power to prevent or cause a change in control; therefore, without his consent we could be prevented from entering into transactions that could be beneficial to us. The interests of our executive officers may give rise to a conflict of interest with the Company and the Company's shareholders. For additional details concerning voting power please refer to the section below entitled "Description of Securities."

There is a substantial lack of liquidity of our common stock and volatility risks.

Our common stock is quoted on the OTCQB under the symbol "ACSR." The liquidity of our common stock may be very limited and affected by our limited trading market. The OTCQB market is an inter-dealer market much less regulated than the major exchanges, and is subject to abuses, volatilities and shorting. There is currently no broadly followed and established trading market for our common stock. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded.

The trading volume of our common stock may be limited and sporadic. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained. As a result of such trading activity, the quoted price for our common stock on the OTCQB may not necessarily be a reliable indicator of our fair market value. In addition, if our shares of common stock cease to be quoted, holders would find it more difficult to dispose of or to obtain accurate quotation as to the market value of, our common stock and as a result, the market value of our common stock likely would decline.

The market price for our stock may be volatile and subject to fluctuations in response to factors, including the following:

- The increased concentration of the ownership of our shares by a limited number of affiliated stockholders following the Exchange may limit interest in our securities;
- variations in quarterly operating results from the expectations of securities analysts or investors;
- revisions in securities analysts' estimates or reductions in security analysts' coverage;
- announcements of new attractions or services by us or our competitors;
- reductions in the market share of our services;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- general technological, market or economic trends;
- investor perception of our industry or prospects;
- insider selling or buying;
- investors entering into short sale contracts;
- regulatory developments affecting our industry; and
- additions or departures of key personnel.

Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain current market prices, or as to what effect that the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

Our common stock may never be listed on a major stock exchange.

We anticipate seeking the listing of our common stock on a national or other securities exchange at some time in the future, assuming that we can satisfy the initial listing standards for such exchange. We currently do not satisfy the initial listing standards and cannot ensure that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange. Should we fail to satisfy the initial listing standards of such exchanges, or our common stock is otherwise rejected for listing, the trading price of our common stock could suffer, the trading market for our common stock may be less liquid, and our common stock price may be subject to increased volatility.

A decline in the price of our common stock could affect our ability to raise working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. A decline in the price of our common stock could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new services and continue our current operations. If our common stock price declines, we can offer no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

Concentrated ownership of our common stock creates a risk of sudden changes in our common stock price.

The sale by any shareholder of a significant portion of their holdings could have a material adverse effect on the market price of our common stock.

The securities issued in connection with the Exchange are restricted securities and may not be transferred in the absence of registration or the availability of a resale exemption.

The shares of common stock being issued in connection with the Exchange are being issued in reliance on an exemption from the registration requirements under Section 4(2) of the Securities Act and Regulation D promulgated thereunder or Regulation S. Consequently, these securities will be subject to restrictions on transfer under the Securities Act and may not be transferred in the absence of registration or the availability of a resale exemption. In particular, in the absence of registration, such securities cannot be resold to the public until certain requirements under Rule 144 promulgated under the Securities Act have been satisfied, including certain holding period requirements. As a result, a purchaser who receives any such securities issued in connection with the Exchange may be unable to sell such securities at the time or at the price or upon such other terms and conditions as the purchaser desires, and the terms of such sale may be less favorable to the purchaser than might be obtainable in the absence of such limitations and restrictions.

If we issue additional shares or derivative securities in the future, it will result in the dilution of our existing stockholders.

Our Articles of Incorporation authorizes the issuance of up to 300,000,000 shares of common stock, $0.001 par value per share. Our board of directors may choose to issue some or all of such shares, or derivative securities to purchase some or all of such shares, to provide additional financing in the future.

We do not plan to declare or pay any dividends to our stockholders in the near future.

We have not declared any dividends in the past, and we do not intend to distribute dividends in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

The requirements of being a public company may strain our resources and distract management.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). These requirements are extensive. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting.

We may incur significant costs associated with our public company reporting requirements and costs associated with applicable corporate governance requirements. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we do not file our quarterly or annual reports with the SEC, we may be de-listed from the OTCQB.

OTCQB is the middle tier of the OTC market. OTCQB companies report to the SEC or a U.S. banking regulator, making it easy for investors to identify companies that are current in their reporting obligations. There are no financial or qualitative standards to be in this tier. OTCQB securities may also be quoted on the FINRA BB. The OTCQB allows investors to easily identify reporting companies traded in the OTC market regardless of where they are quoted.

Under OTCQB rules relating to the timely filing of periodic reports with the SEC, any OTCQB issuer who fails to file a periodic report (Forms 10-Q or 10-K) by the due date of such report, period we may be removed from the OTCQB and our common stock may only be able to be traded on the OTC Pink. The OTC Pink is the bottom tier of the OTC market – a speculative trading marketplace that helps broker-dealers get the best prices for investors. Accordingly, our securities may become worthless and we may be forced to curtail or abandon our business plan.

Persons associated with securities offerings, including consultants, may be deemed to be broker dealers.

In the event that any of our securities are offered without engaging a registered broker-dealer, we may face claims for rescission and other remedies. If any claims or actions were to be brought against us relating to our lack of compliance with the broker-dealer requirements, we could be subject to penalties, required to pay fines, make damages payments or settlement payments, or repurchase such securities. In addition, any claims or actions could force us to expend significant financial resources to defend our company, could divert the attention of our management from our core business and could harm our reputation.

Future changes in financial accounting standards or practices may cause adverse unexpected financial reporting fluctuations and affect reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct business.

"Penny Stock" rules may make buying or selling our common stock difficult.

Trading in our common stock is subject to the "penny stock" rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer that recommends our common stock to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market price and liquidity of our common stock.